DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6703
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

[redacted]

07026662

SEC MAIL PROCESSING
RECEIVED
SEP 10 2007
WASH, D.C.
209
SECTION

File No. 82-4939

September 10, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Grupo Ferrovial's financial results corresponding to the first semester of 2007, together with a pdf presentation, filed with the CNMV on 30 July 2007.

If you have any questions, please do not hesitate to contact me at 212- 450-6703. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mel

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

dlw 9/19

I. BUSINESS PERFORMANCE IN THE FIRST HALF OF 2007

1. PRINCIPAL MAGNITUDES

The **consolidation of BAA** (effective 01/07/06) has resulted in significant growth in the principal magnitudes of the group: Revenues increased 44.8% to EUR7,099.8m and gross operating profit jumped 132.1% to EUR1,467.0m.

The **capital gains** on the sale of the stakes in **Sydney and Budapest airports, together with the lower tax rate at BAA,** drove net profits up to EUR756.0m.

Organic growth in net profits was 23.2%.

Financial highlights

	Jun-07	Jun-06	Chg. (%)
Net Income	**756.0**	**237.3**	**218.6**
EPS	**5.4**	**1.7**	**218.6**
EBITDA	**1,467.0**	**632.2**	**132.1**
EBIT	916.8	412.2	122.4
Net revenues	7,099.8	4,901.8	44.8
Net financial Debt*	1,786.4	3,317.3	-46.1
Leverage	23%	106%	-83.0
Gross capital expenditure	216.1	3,082.4	-93.0

** Excluding infrastructure projects' debt*

Operating highlights

	Jun-07	Jun-06	Chg. (%)
Construction Backlog	8,728	7,762	12.4
Services Backlog	9,256	7,746	19.5
Toll road traffic (ADT)			
ETR 407 (VKT´ 000)	1,052,784	1,006,397	4.6
Chicago Skyway	47,781	48,460	-1.4
Indiana Toll Road	29,756		
Autema	24,121	21,748	10.9
Ausol I	19,855	19,121	3.8
Ausol II	20,002	17,839	12.1
BAA (UK million pax.)	70,776	70,407	0.5
Parking spaces	256,365	242,793	5.6

January - June 2007 results figures in EUR m

2. ANALYSIS OF THE RESULTS

2.1 Profit and loss account

Note: Due to the sale of *Ferrovial Inmobiliaria* on 28 December 2006 and in accordance with international accounting regulations, this activity is now considered as a "Discontinued operation". As a consequence, Ferrovial's annual consolidated accounts for 2006 include only the contribution made by this business unit to net profits. The other figures in the profit and loss account only include the operations in Poland.

	Jun-07	Jun-06	Chg (%)
NET REVENUES	**7,099.8**	**4,901.8**	**44.8**
Other revenues	24.8	16.1	53.8
Total operating revenues	7,124.5	4,917.9	44.9
External and operating expenses	3,750.5	2,981.7	25.8
Personnel expenses	1,907.0	1,304.0	46.2
EBITDA	**1,467.0**	**632.2**	**132.1**
EBITDA margin	**20.7%**	**12.9%**	
Period depreciation	550.2	203.4	170.5
Variation in operating provisions		16.6	
Total operating expenses	6,207.8	4,505.7	37.8
EBIT	**916.8**	**412.2**	**122.4**
EBIT margin	**12.9%**	**8.4%**	
Financial results	**-903.1**	**-218.4**	**-313.6**
Financial result of infraestrucutre projects	-826.8	-210.3	-293.1
Financial result of other companies	-76.3	-8.0	n.s.
Equity-accounted affiliates	6.9	13.1	-47.6
Other income	645.6	29.5	n.s.
EBT	**666.1**	**236.4**	**181.8**
Corporate income tax	176.2	-72.8	341.8
CONSOLIDATED INCOME	**842.2**	**163.5**	**415.0**
Net income from discontinued operations		65.5	n.s.
NET INCOME ATTRIBUTED	**842.2**	**229.0**	**267.8**
Minority interest	-86.3	8.3	n.s.
TOTAL NET INCOME	**756.0**	**237.3**	**218.6**

* Ebitda for the first semester 2007 has been calculated as Ebit plus depreciation, provisions excluded. External and operating expenses include now the Variation in operating provisions. The resulting impact on the Ebitda reaches EUR3.8m.

ferrovial January - June 2007 results figures in EUR m

2.2 Net revenues - Sales

Sales increased 44.8% during the period

	Jun-07	Jun-06	Chg.(%)
Construction	2,514.9	2,430.7	3.5
Airports	1,872.7	30.5	n.s.
Toll Roads & Car parks	481.9	389.3	23.8
Services	2,255.6	2,056.3	9.7
Adjustments (*)	-25.3	-5.0	n.s.
Total	**7,099.8**	**4,901.8**	**44.8**

(*)Consolidation adjustments for intercompany sales.

Turnover growth mainly reflected:

The consolidation of ***BAA*** and its sales contribution of ***EUR1,859.4m***;

The change in the consolidation perimeter of ***toll motorways (EUR83.9m).***

The **percentage contribution** to turnover of each of the different activities was as follows:

	Jun-07	Jun-06
Construction	35%	50%
Airports	26%	1%
Toll Roads & Car Parks	7%	8%
Services	32%	42%

The breakdown by **geography** was as follows:

	Jun-07	%	Jun-06	%	Chg. %
Spain	**2,608.9**	**37%**	**2,422.4**	**49%**	**7.7**
UK	2,935.8	41%	977.2	20%	200.4
USA & Canada	536.3	8%	522.7	11%	2.6
Poland	405.8	6%	360.9	7%	12.4
Chile	116.7	2%	156.4	3%	-25.4
Rest of Europe	395.7	6%	383.7	8%	3.1
Other countries	100.6	1%	78.5	2%	28.2
Total International	**4,490.9**	**63%**	**2,479.4**	**51%**	**81.1**
TOTAL	**7,099.8**	**100%**	**4,901.8**	**100%**	**44.8**

At 63% of the total, international sales exceeded domestic sales. International sales increased 81%, mainly thanks to the inclusion of BAA, the ITR toll motorway, the Chilean toll motorways Talca-Chillán and Bosque and the Norte-Litoral toll motorway in Portugal.

January - June 2007 results figures in EUR m

2.3. Personnel expenses

This element posted an increase of 46.2% to reach EUR1,907m. The average number of employees as at June 2007 amounted to 99,705 compared with 79,781 employees in June 2006. This increase was as a result of the above-mentioned acquisitions.

2.4. EBITDA

The profit and loss account reflects **significant growth in EBITDA (+132.1%).** This was mainly thanks to the consolidation of BAA. The consolidated margin (20.7%) showed an improvement over the same period last year (12.9%), mainly due to the consolidation of BAA, which has a margin of 41.3%. The breakdown by business area was as follows:

	Jun-07	Jun-06	Chg. %
Construction	159.9	163.3	-2.1
Airports	763.9	11.6	n.s.
Toll Roads & Car parks	320.7	259.2	23.8
Services	227.5	198.5	14.6
Others	-5.0	-0.4	n.s.
Total	**1,467.0**	**632.2**	**132.1**

The contributions from Airports, Services and Toll motorways represented 89% of EBITDA. Construction represented only 11%, compared with 26% the year before.

The inclusion of BAA has resulted in substantial growth in the weighting of the Airports division.

	Jun-07	Jun-06
Construction	11%	26%
Airports	52%	2%
Toll Roads & Car parks	22%	41%
Services	16%	31%

The contribution to EBITDA in the first half of 2007 of activities carried out outside Spain increased to 80%.

The geographical breakdown of EBITDA was as follows:

	Jun-07	%	Jun-06	%	Chg. %
Spain	292.5	20%	264.6	42%	10.5
UK	869.6	59%	84.4	13%	930.3
USA & Canada	183.3	12%	161.6	26%	13.4
Poland	2.9	0%	6.5	1%	-55.4
Chile	65.4	4%	56.5	9%	15.8
Rest of Europe	45.1	3%	49.8	8%	-9.4
Other countries	8.2	1%	8.8	1%	-6.8
Total International	1,174.5	80%	367.6	58%	219.5
TOTAL	1,467.0	100%	632.2	100%	132.1

2.5. Depreciation

There has been a **significant increase in amortisation** during the year, mainly due to the incorporation of BAA-ADI (EUR349m).

The increase/variation in the Cintra perimeter resulted in an increase of EUR28.8m.

With effect from the 2007 financial year, the company has **revised its depreciation criteria for the estimated consumption of the economic benefits from assets linked to toll motorway concession contracts**, and changed from using linear depreciation to rising amortisation **based on traffic estimates for the concession period.** These changed assumptions are in accordance with paragraph 25 of NIC 8 and thus have to recognise the impact of the new format in the 2007 financial year and thereafter, without modification of any information in previous years.

In the first half of 2007, the change in criteria had the impact of lowering the figure for amortisation by EUR39.8m, and an impact at the net profit level of increasing profits attributable to the majority shareholders by EUR10.6m.

ferrovial January - June 2007 results figures in EUR m

2.6. EBIT

EBIT jumped 122.4%. At 12.9%, the consolidated margin was higher than in the same period last year (8.4%), mainly due to the integration of BAA, which makes a margin of 22.5%.

	Jun-07	Jun-06	Chg. %
Construction	129.5	123.2	5.2
Airports	413.1	7.1	n.s.
Toll Roads & Car Parks	227.7	163.8	39.0
Services	152.5	127.0	20.1
Adjustments	-6.1	-9.0	-32.0
Total	**916.8**	**412.2**	**122.4**

The breakdown by business area was as follows:

	Jun-07	Jun-06
Construction	14%	30%
Airports	45%	2%
Toll Roads & Car Parks	25%	40%
Services	17%	31%

The contribution from Airports, Services and Cintra accounted for 86% of gross operating results, compared with the 14% contribution from Construction activities.

In H107, the contribution to operating results from activities carried out outside Spain increased to 78%.

The geographical breakdown of operating results was as follows:

	Jun-07	%	Jun-06	%	Chg. %
Spain	204.7	22%	164.5	40%	24.4
UK	493.2	54%	60.2	15%	719.3
USA & Canada	134.4	15%	103.2	25%	30.2
Poland	2.7	0%	1.1	0%	145.5
Chile	42.4	5%	43.6	11%	-2.8
Rest of Europe	34.7	4%	35.5	9%	-2.3
Other countries	4.7	1%	4.1	1%	14.6
Total International	**712.1**	**78%**	**247.7**	**60%**	**187.5**
TOTAL	**916.8**	**100%**	**412.2**	**100%**	**122.4**

2.7. Financial Results

	Jun-07	Jun-06
Infrastructure Projects	-826.8	-210.3
Rest of Group	-76.3	-8.0
Financial Result	-83.0	-12.2
Other Financial Result	6.7	4.2
Total	**-903.1**	**-218.4**

The increase in the financial result reflected:

a) Infrastructure projects

1. Incorporation of **BAA/ADI**, with financial charges of EUR546.2m.

2. **Toll motorway concessions:**

The incorporation of the debt service charges at the new concessions increased total financial charges by EUR61.0m:

	Jun-07
ITR	26.8
Norte-Litoral	8.1
Ocaña- La Roda	10.3
A. Chilenas	15.8
Bosque	11.7
Talca-Chillan	4.1

Financial charges at the 407-ETR of EUR18.2m, mainly due to the increased borrowing and the higher inflation component of RRBs.

Financial charges at Ausol increased by EUR8.3m, mainly as a reflection of the cost of refinancing its debt and higher interest rates on the debt, which is floating-rate. Refinancing the debt has reduced the spread to Euribor by approximately 30 basis points.

The increased borrowing at the Maipo toll motorway concession (Santiago-Talca), raised financial charges by EUR6.1m.

The strong appreciation of the euro against the Canadian dollar (+6.5%), the US dollar (+7.0%) and the Chilean peso (+8.3%), affects the euro value of financing in these currencies and thus the financial charges. This currency translation effect reduced total financial charges in the first half of the year by EUR11.3m.

Ferrovial January - June 2007 results figures in EUR m

b) Rest of the Group:

Under the heading "Financial result – Rest of Group", the total for the first half was EUR76.3m compared with EUR8.0m in the same period last year. This was mainly a reflection of the debt taken on to finance Ferrovial's contribution to ADI's capital (the financial cost of the contribution to ADI's *equity* amounted to EUR92.4m).

2.8 Equity-accounted affiliates

This element was smaller, falling to EUR6.9m from EUR13.1m in the same period last year.

2.9. Other income

These amounted to EUR645.6m, which were mostly accounted for by the capital gain on the **disposal of the stakes in Sydney and Budapest airports, at EUR474.8 and EUR172.6m respectively.** In 2006, this element amounted to EUR29.5m, which was largely a reflection of the disposal of Ferrovial's 5.39% stake in Europistas.

The **capital gain** on the disposal of **Budapest airport** (EUR172.6m) was due to foreign exchange differences. The non-recurrent impact on Ferrovial´s Net profit was EUR106.3m.

These capital gain arose due to the difference between the fair value of BAA's investment in Budapest at the time that Ferrovial acquired BAA (approximately EUR1,749m, or the historic value of the acquisition GBP1,309m corrected for movements in the Hungarian florin and sterling) and the final sale price (GBP1,309m, or EUR1,921m).

2.10. Corporate income tax

Ferrovial generated a tax credit of EUR176.2m in H107, compared with a tax charge of EUR72.8m in the same period last year. The 2007 figure reflects the losses at *Ferrovial Infraestructuras* and Cintra and the impact of a lower tax rate in the UK.

The change in the **tax rate in the UK** (which fell from 30% to 28%), resulted in the inclusion of **non-recurrent earnings of EUR202.8m**, due to the deferred taxation on BAA's balance sheet. This deferred taxation (amounting to EUR3,027m) was fundamentally a reflection of differences between the value of BAA's assets for accounting and fiscal purposes, due to past asset revaluations made by BAA which have had an impact in accounting terms but not in fiscal terms, and hence the deferred tax charge.

The corporate tax charge includes 100% of the impact of the part attributable to BAA's other shareholders (EUR79.0m), which is offset at the minorities level. The impact on Ferrovial's net profit was EUR123.8m (EUR202.8m less EUR79.0m).

ferrovial January - June 2007 results figures in EUR m

2.11. Net income from discontinued operations

After the **sale of** *Ferrovial Inmobiliaria* in December 2006 and in accordance with IFRS 5, this heading includes the **net profit for the first half of 2006 (EUR65.5m).**

2.12. Minority interest

This element was **positive rather than negative as in the first quarter,** due to the profits corresponding to external affiliates in:

1.- The disposal of Budapest airport (EUR66.3m).

2.- The impact of the lower tax rate in the UK (EUR79.0m).

2.13. Net income

Net profits in the first half of 2007 amounted to EUR756m, or an increase of 218.6% compared with the same period in 2006.

Pro-forma organic growth in net profits was 23.2%.

	Jun-07	Jun-06	Chg. %
Net result	**756.0**	**237.3**	**218.6**
Sydney's capital gain	474.8		
Budapest's capital gain	106.3		
BAA fiscal rate reduction	123.8		
Bristol & Sydney		0.4	
Real estate		65.5	
Europistas' capital gain		17.0	
BAA	-127.8	-4.2	n.s.
Toll roads perimeter var.	-15.5	0.8	n.s.
Net result ex-perimeter and divestments	**194.4**	**157.8**	**23.2**

January - June 2007 results figures in EUR m

3. ANALYSIS BY BUSINESS AREA

Construction

	Jun-07	Jun-06	Chg. %
Revenues	2,514.9	2,430.7	3.5
EBITDA	159.9	163.3	-2.1
EBITDA Margin	6.4%	6.7%	
EBIT	129.5	123.2	5.2
EBIT Margin	5.1%	5.1%	
EBT	157.8	148.8	6.0
EBT Margin	6.3%	6.1%	
Backlog	8,728	7,762	12.4
Gross capital expenditure	17	24	-27.4

In the first half of 2007, turnover increased 3.5%, while EBITDA fell 2.1%.

The increase in sales was driven by the strong performance at **Budimex (+17.0%) and Interior (+5.7%)**, compared with declining results at Webber (-9.5%) and the other international activities.

The slight decline in gross operating results was mainly due to start-up costs in the UK and the smaller contribution from international activities.

a) Backlog:

	Jun-07	Jun-06	Chg(%)
Civil work	5,039.5	4,205.3	19.8
Residential work	1,398.7	1,324.3	5.6
Non Residential work	1,425.5	1,467.0	-2.8
Industrial	864.1	765.7	12.9
Total	8,727.8	7,762.3	12.4

b) Budimex:

	Jun-07	Jun-06	Chg(%)
Revenues	379.1	324.1	17.0
EBITDA	4.3	7.9	-46.0
EBITDA Margin	1.1%	2.4%	
EBIT	1.5	2.5	-39.3
EBIT Margin	0.4%	0.8%	
EBT	0.4	2.9	-85.2
EBT Margin	0.1%	0.9%	
Backlog	802	766	4.6

There were signs of recovery in the business, with strong growth in sales (+17.0%). The increased volume was not accompanied by improved returns due to the cost of setting up contract projects when the market was weak. **The backlog reaches EUR802m.**

In local currency terms, sales increased 14.1% and the backlog slipped 3.2% compared with the same period in 2006.

The Polish market was strong in terms of the level of contracts put out to tender, with an increase of 9.8%. This favourable performance is explained by a generally positive trend in the market, boosted by the European Cup Finals to be held in Poland and Ukraine in 2012.

Budimex Backlog performance


407
617
647
688
802
Dec'03
Dec'04
Dec'05
Dec'06
Jun'07

c) Webber:

	Jun-07	Jun-06	Chg. %
Revenues	150.6	166.5	-9.5
EBITDA	14.0	15.6	-10.4
EBITDA Margin	9.3%	9.4%	
EBIT	6.9	8.9	-22.7
EBIT Margin	4.6%	5.3%	
EBT	7.3	8.8	-16.6
EBT Margin	4.9%	5.3%	
Backlog	480	453	6.1

Dollar depreciation against the euro resulted that the local currency result (sales down 2.8%) was worse when translated into euros.

The decrease in local currency terms was due to a decline in contract execution due to adverse weather conditions.

ferrovial January - June 2007 results figures in EUR m

d) Construction ex-Budimex and Webber:

	Jun-07	Jun-06	Chg(%)
Revenues	1,985.2	1,940.1	2.3
EBITDA	141.7	139.8	1.3
EBITDA Margin	7.1%	7.2%	
EBIT	121.1	111.8	8.4
EBIT Margin	6.1%	5.8%	
EBT	150.1	137.2	9.4
EBT Margin	7.6%	7.1%	
Backlog	7,446	6,543	13.8

In terms of sales, these reflected the increase in domestic activity (+5.7%) and the fall in activity abroad (-19.2%).

The decline in international business, EUR50m, was related to the completion of work in progress in Chile and Portugal and the fact that new contracts awarded to Cintra are were still pending execution.

The contracts are reflected in the **backlog,** mainly abroad, which increased from EUR779m to EUR1,515m (+96%).

Domestic growth slowed compared with the first quarter of 2007 (+14%). This was as a result of the surge in execution from March 2006 onwards, related to the acceleration of works which enabled various sections of roads and toll motorways to be opened ahead of schedule.

Airports

a) BAA

BAA was consolidated into the Ferrovial group on 1 July 2006.

Profit and Loss Account

	ADI/BAA	Price adjustments	Equity FER	Total
Revenues	1,859.4			1,859.4
EBITDA	767.7			767.7
%/Revenues	*41.3%*			*41.3%*
EBIT	486.7	-67.7		419.0
%/Revenues	*26.2%*			*22.5%*
Financial result	-546.2		-92.4	-638.6
Equity results	4.4			4.4
Other Income	172.5			172.5
Net result before taxes	117.4	-67.7	-92.4	-42.7
Taxes	-204.7	-20.3	-30.0	-255.0
Minority interest	126.3	-18.4		107.9
Net result	195.8	-28.9	-62.4	104.5

The contribution from ADI (Airport Development Limited, the company which holds BAA's shares) to Ferrovial's net profit was EUR195.8m, a figure which already reflects the financial charges of the acquisition debt. The consolidation of ADI's accounts also reflects:

- The impact of the amortisation arising on the allocation of the difference between the price paid and the theoretical accounting value of the company (PPA). Part of this difference had been assigned to assets for amortization. The impact of this higher amortisation on net profit was a reduction of EUR28.9m.

- The financial charges incurred by *Ferrovial Infraestructuras* in financing its capital contribution to the acquisition of BAA. The impact at the net profit level was a reduction of EUR62.4m.

- The sale of the stake in Budapest airport generated non-recurrent net profits of EUR106.3m, and the cut in the tax rate from 30% to 28% a non-recurrent gain at the net profit level of EUR123.8m.

- Taking all the above into account, **the total impact of the consolidation of BAA/ADI at the net profit level was a positive EUR104.5m.**

- Excluding the non-recurrent elements, net profits at BAA/ADI would have been a negative EUR125.6m.

Traffic growth

In the first half of 2007, the number of passengers in the UK rose to 70.8 million, or an increase of 0.5% compared with the same period last year.

The following table gives a detailed breakdown of sales and EBITDA:

EUR m

January-June	Revenues	EBITDA
Heathrow	969.5	443.9
Gatwick	278.5	91.7
Stansted	160.1	75.5
Scotland	147.2	68.9
Southampton	16.3	6.4
United Kingdom	**1,571.6**	**686.4**
Naples	27.0	7.8
Budapest	96.9	26.7
Total Airports	**1,695.5**	**720.9**
WDF	278.7	23.6
Others & Adjustments	-114.8	23.2
Total BAA	**1,859.4**	**767.7**

Seasonality of Sales and Operating Margin

BAA's principal magnitudes tend to increase over the course of the year, with the first quarter being the lowest in terms of traffic.

	Q3 06	Q4 06	Q1 07	Q2 07
Revenues	1,039.3	940.4	845.1	1,014.3
EBITDA	492.5	353.3	313.3	454.4
EBITDA Margin	47.4%	37.6%	37.1%	44.8%

Sale of the stake in Budapest airport

On 9 May, BAA reached an agreement to sell its stake in Budapest airport for GDP1,309m, which had previously acquired it in December 2005 for the same amount (GDP1,255m in cash plus GDP54m of debt).

Payment will comprise GDP1,020m in cash which will be used to retire debt, in accordance with ADI's financing conditions. The remaining GDP289m will be in the form of loan notes maturing in June 2011.

ferrovial January - June 2007 results figures in EUR m

b) Other airports

Other airports	Jun-07	Jun-06	Chg (%)
Revenues	14.8	32.0	-54.0
EBITDA	3.7	14.0	-73.8
EBITDA Margin	24.8%	43.6%	
EBIT	1.5	9.5	-83.8
EBIT Margin	10.5%	29.7%	

The lower sales volume and EBITDA were due to the sale of Bristol airport in November 2006.

Fer. Infra & Adjustments	Jun-07	Jun-06	Chg (%)
Revenues	-1.4	-1.6	10.8
EBITDA	-7.5	-2.4	-216.3

Sale of the stake in Sydney airport

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp), by which both parties conceded conditional put and call options on the stake in Sydney airport owned by Ferrovial Aeropuertos, S.A.

MAp exercised its call option on this 20.9% stake in Sydney airport at a price of AUD1,009m (around EUR607m), deducted from the distributions made since 29 March 2006, such that the total receivable by Ferrovial amounted to AUD919m (EUR546m). The capital gain on the transaction amounted to EUR474.8m.

Toll motorways and Car parks

	Jun-07	Jun-06	Chg (%)
Revenues	481.9	389.3	23.8
EBITDA	320.7	259.2	23.8
EBITDA Margin	66.6%	66.6%	
EBIT	227.7	163.8	39.0
EBIT Margin	47.3%	42.1%	

a) Toll motorways

Traffic	Jun-07	Jun-06	Chg. (%)
407 ETR ('000 VKT)	1,052,784	1,006,397	4.6%
Chicago Skyway	47,781	48,460	-1.4%
Indiana Toll Road (1)	29,756		
Ausol I	19,855	19,121	3.8%
Ausol II	20,002	17,839	12.1%
Autema	24,121	21,748	10.9%
Radial 4	10,474	7,485	39.9%
Ocaña-La Roda	4,089		
M-45	89,968	87,281	3.1%
Santiago-Talca	72,228	68,053	6.1%
Talca-Chillán	45,686	41,179	10.9%
Chillán-Collipulli	27,009	25,674	5.2%
Collipulli-Temuco	30,952	29,301	5.6%
Temuco-Río Bueno	20,282	19,201	5.7%
N4-N6	22,953	19,817	15.8%
Euroscut Algarve	18,098	17,210	5.2%
Euroscut Norte Litoral	29,321	28,540	2.7%

Revenue (million euros)	Jun-07	Jun-06	Chg. %
407 ETR	158.8	154.1	3.1%
Chicago Skyway (1)	19.5	21.8	-10.7%
Indiana Toll Road	26.3		
Ausol	28.2	26.1	8.3%
Autema	22.1	20.2	9.9%
Radial 4	11.0	7.7	43.6%
Ocaña-La Roda	7.4		
N4-N6	6.4	6.2	4.7%
M-45	87.9	60.6	45.0%
Chilean highways	11.0	7.2	51.8%
Euroscut Algarve	16.7	15.9	5.0%
Euroscut Norte Litoral	17.0	2.4	n.s.

EBITDA (million euro)	Jun-07	Jun-06	Chg. %
407 ETR	124.8	120.5	3.5%
Chicago Skyway (1)	15.1	17.2	-12.2%
Indiana Toll Road (2)	18.8		
Ausol	21.7	19.9	9.5%
Autema	17.7	15.7	13.0%
Radial 4	5.7	2.0	185.7%
Ocaña-La Roda	1.9		
M-45	6.1	5.7	6.3%
Chilean highways	61.6	42.4	45.3%
N4-N6	7.8	4.4	77.1%
Euroscut Algarve	14.8	13.7	8.0%
Euroscut Norte Litoral	13.8	0.1	n.s.

(EBITDA Margin/Revenue)	Jun-07	Jun-06	Chg. (%)
407 ETR	78.6%	78.2%	0.4%
Chicago Skyway (1)	77.6%	78.9%	-1.3%
Indiana Toll Road (2)	71.3%		
Ausol	77.0%	76.1%	0.9%
Autema	80.0%	77.8%	2.2%
Radial 4	52.0%	26.1%	25.9%
Ocaña-La Roda	25.5%		
M-45	94.4%	92.9%	1.5%
Chilean highways	70.1%	70.0%	0.1%
N4-N6	71.4%	61.1%	10.2%
Euroscut Algarve	88.8%	86.3%	2.5%
Euroscut Norte Litoral	81.1%	2.6%	78.4%

1. Consolidated from 1st of July 2006

The significant growth in toll motorways is explained by the following factors:

1. The consolidation of the ITR and Ocaña-La Roda toll motorways, together with the Chilean Bosque and Talca-Chillán toll motorways and the Norte-Litoral toll motorway in Portugal made a joint contribution to sales of EUR83.9m.

	Jun-07
Norte-Litoral	26.3
Norte-Litoral	17.0
Ocaña- La Roda	7.4
Chilean highways	33.2
Bosque	14.2
Talca-Chillan	19.0

2. The **strength of the appreciation** of the euro against the Canadian dollar (+6.5%), the US dollar (+7.0%) and the Chilean peso (+8.3%) had a negative impact on all the concessions which operate in currencies other than the euro:

Revenues	Chg (%) Local currency	Chg (%) Euros
ETR-407	10.3%	3.1%
Chicago Skyway	-3.9%	-10.7%
Chilean highways	58.1%	45.0%

3. **Positive performance of operating magnitudes**

The highlights of traffic performance at the principal toll motorway concessions were as follows:

407-ETR: The total number of kilometres travelled on the toll motorway increased 4.6%. This was mainly due to the completion of carriageway widening on segments C-4, C-5 and C-6 in September 2006, which added one lane in each direction to a total of 25km of the toll motorway. In addition, traffic benefited from improvement works on the 401 toll motorway. Carriageway widening on segments C-2 and C-3, which will add another lane in each direction to a further 25 kilometres, started at the end of March.

Tariff increases of 8.3% at peak times and 8.4% off-peak came into force on 1 February 2007.

ferrovial January - June 2007 results figures in EUR m

The implementation of the programme of discounts for heavy vehicles and the loyalty programme for light vehicles, which started on 1 February 2007, reduced earnings from this toll motorway by CAD2.5m.

Chicago Skyway: Traffic was affected by the construction work both on the Skyway itself and on the Dan Ryan Expressway. Partial closure of lanes on the open toll sections of the Indiana Toll Road in preparation for carriageway widening works on this section which will add one lane in each direction also made an impact. This impact was greater on heavy vehicle traffic than on light vehicle traffic.

In addition, traffic eased 4.5% in the first quarter of the year due to adverse weather conditions. In the second quarter, motorway traffic increased 1.4%, and the performance over the first six months of 2007 thus averaged a decline of 1.4%.

Ausol: Traffic on this toll motorway (and particularly on Ausol II) benefited from works in the port of Algeciras, which started in December 2006, and increased heavy vehicle traffic.

R-4: The strong growth in traffic was mainly due to the traffic generated by the opening of the Madrid-Levante toll motorway, which it connects to.

On 26 June, the toll motorway increased its tariffs by an additional 5% after a 7km section of the M-50 was opened to traffic.

Indiana Toll Road: Traffic was affected by construction work on the connecting routes as well as partial lane closures in the open toll section in preparation for carriageway widening works between kilometres 28.8 and 33.6, to add one lane in each direction.

On 1 April 2007, new tariffs came into force for heavy vehicles which were 25% higher than the previous tolls.

b) Car parks:

	Jun-07	Jun-06	Chg (%)
Revenues	67.6	64.2	5.4
EBITDA	26.3	23.2	13.2
EBITDA Margin	38.9%	36.2%	
EBIT	17.9	14.7	22.1
EBIT Margin	26.5%	22.9%	
Car park spaces	256,365	242,793	5.6

The increase in earnings (+5.4%) was fundamentally due to the **increase in the number of parking spaces (+13,572).**

Over the course of the six months, Cintra Aparcamientos successfully bid for several new contracts, the highlights of which were managing the parking at Tenerife Norte and Lanzarote airports (Canary Islands) and the concession for offstreet parking in Estella (Navarre). Cintra also renewed and extended its contract to control onstreet parking in Baracaldo (Biscay) and Vigo.

ferrovial January - June 2007 results figures in EUR m

Services

	Jun-07	Jun-06	Chg.(%)
Revenues	2,255.6	2,056.3	9.7
EBITDA	227.5	198.5	14.6
EBITDA Margin	10.1%	9.7%	
EBIT	152.5	127.0	20.1
EBIT Margin	6.8%	6.2%	
EBT	137.3	105.9	29.7
EBT Margin	6.1%	5.1%	
Backlog	9,256	7,746	19.5
Capital expenditure	123	83	47.5

Sales increased 9.7%, thanks to strong performance in all business areas.

The growth in EBITDA (+14.6%) was mainly due to Amey and the activity in Spain.

a) Amey:

	Jun-07	Jun-06	Chg. (%)
Revenues	983.2	908.1	8.3
EBITDA	104.8	86.4	21.3
EBITDA Margin	10.7%	9.5%	
EBIT	76.3	60.6	25.9
EBIT Margin	7.8%	6.7%	
EBT	81.5	53.8	51.6
EBT Margin	8.3%	5.9%	
Backlog (*)	4,841	4,206	15.1

(*) Does not include the Tubelines backlog (EUR14,038 m)

Tubelines	Jun-07	Jun-06	Chg. %
Revenues	399.7	391.1	2.2
EBITDA	47.4	42.1	12.5
EBITDA Margin	11.9%	10.8%	

At **Tubelines** there was a slight increase in turnover due to a favourable exchange-rate scenario.

Profitability improved as a reflection of a series of small-scale costs in 2006 which disappeared in 2007. These costs will improve efficiency, which is one of the ratios on which future earnings will be based.

According to Tubelines' business plan, the project is embarking on a phase which will require smaller investments in the next few years and a higher level of maintenance activity, which will result in a progressive reduction in the level of turnover and results in the coming financial years. This smaller contribution in accounting terms will be offset in cash terms by an increased dividend distribution.

AMEY (EX- TUBELINES)	Jun-07	Jun-06	Chg. %
Revenues	583.5	517.0	12.9
EBITDA	57.4	44.3	29.7
EBITDA Margin	9.8%	8.6%	

The rest of Amey's activities posted an increase in sales of 12.9% and an **improvement in gross operating profits of 29.7%.**

The increase in turnover was driven by higher levels of activity and the incorporation of new contracts won by AIS (infrastructure) which offset reduced activity at ABS (facility management). At the latter, the portfolio has been cleaned up and contracts which contributed volume but were either low-margin or loss-making were cancelled or not renewed. This policy resulted in turnover falling by an estimated EUR21m (2% of Amey's total sales in the six months).

The strong growth in EBITDA (+29.7%) reflected the increased activity at AIS and the collection of performance fees on various projects.

b) Swissport

	Jun-07	Jun-06	Chg.(%)
Revenues	559.2	527.7	6.0
EBITDA	21.6	24.2	-11.0
EBITDA Margin	3.9%	4.6%	
EBIT	6.2	9.4	-34.7
EBIT Margin	1.1%	1.8%	
EBT	0.1	2.2	-97.3
EBT Margin	0.0%	0.4%	

Sales growth expressed in euros was limited by the euro/Swiss franc exchange rate; in local currency terms sales grew 10.7%.

Turnover on the main business lines increased. The highlight for ground handling was the start of activities in Spain, the new contracts won in the UK and merging the operations of the acquisitions in Japan and Korea.

The contraction in the operating margin is explained by start-up costs, lower de-icing revenues and restructuring costs linked to cutting overheads and a larger allocation of head office expenses.

c) Services ex Amey and Swissport

	Jun-07	Jun-06	Chg. (%)
Revenues	713.3	620.5	14.9
EBITDA	101.1	87.9	15.1
EBITDA Margin	14.2%	14.2%	
EBIT	70.1	57.0	23.1
EBIT Margin	9.8%	9.2%	
EBT	55.7	49.9	11.7
EBT Margin	7.8%	8.0%	
Backlog	4,415	3,540	24.7

The growth in sales and EBITDA in the first half of 2007 (14.9% and 15.1% respectively) **is organic.** The main driver was new contracts coming onstream in the second half of 2006.

Backlog

The continued commercial efforts are reflected in the **backlog of 105.3%** since the end of 2004.

EUR m

2004	2005	2006	H1 07
2,150	2,950	3,660	4,415

ferrovial January - June 2007 results figures in EUR m

4. CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007 AND OTHER FINANCIAL MAGNITUDES

	Jun-07	Dec-06
FIXED AND OTHER NON CURRENT ASSETS	**43,788.8**	**43,090.2**
Intangibles assets	165.7	179.4
Infrastructure project assets	32,162.1	30,869.6
Property, plant & equipment	769.6	753.6
Consolidation Goodwill	8,345.6	9,275.0
Equity method	93.8	82.0
Financial assets	2,252.1	1,930.6
Receivable from infrastructure projects	1,320.2	1,154.5
Financial assets classiffied for sale	121.6	181.0
Other financial assets	810.2	595.1
FINANCIAL DERIVATES AT FAIR VALUE	**646.0**	**203.6**
ASSETS CLASIFFIED AS FOR SALES & DISCONTINUED ACTIVITIES	**714.6**	**2,264.3**
DEFERRED TAXES	**1,132.5**	**1,156.0**
CURRENT ASSETS	**10,028.2**	**8,265.9**
Inventories	472.1	383.4
Trade and other receivables	4,856.5	5,483.2
Cash and cash equivalents	4,699.7	2,399.2
Infrastructure project companies	3,156.5	972.6
Other companies	1,543.1	1,426.7
TOTAL ASSETS	**56,310.1**	**54,980.0**
EQUITY	**7,703.3**	**6,662.1**
Capital & reserves attributables to equity holders	**4,371.2**	**3,504.2**
Minority interest	**3,332.1**	**3,157.9**
DEFERRED INCOME	**300.4**	**304.1**
PROVISIONS FOR LIABILITIES AND CHARGES	**746.6**	**963.1**
NON-CURRENT LIABILITIES	**34,511.9**	**32,907.9**
Borrowings	34,321.4	32,707.6
Bonds & borrowings of infrastructure projects	31,273.8	28,932.7
Bank borrowings, other companies	3,047.6	3,774.9
Other liabilities	190.5	200.3
DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE	**342.6**	**475.0**
LIABILITIES CLASIFFIED AS HELD FOR SALE & DISCONTINUED OPERATIONS	**286.1**	**185.5**
DEFERRED TAX LIABILITIES	**3,927.3**	**3,660.8**
CURRENT LIABILITIES	**8,491.8**	**9,821.5**
Borrowings	1,904.5	2,838.4
Bonds & borrowings of infrastructure projects	1,621.4	2,122.5
Bank borrowings, other companies	283.1	715.8
Other borrowings	0.0	0.1
Trade & other payables	6,182.6	6,558.3
Trade provisions	404.6	424.8
TOTAL LIABILITIES & EQUITY	**56,310.1**	**54,980.0**

ferrovial January - June 2007 results figures in EUR m

4.1 Net cash position at 30 June 2007

	Jun-07
Construction	1,587.6
Servicies	-1,262.2
Corporate-Others	56.5
Grup Net debt ex-infrastructures (a)	***382.0***
Ferrovial Infraestructuras	-2,343.8
Cintra S.A.	175.5
PNT Infrastructures holdings (b)	**-2,168.3**
PNT ex-infrastructures projects c = (a+b)	**-1,786.4**
BAA	-19,172.3
Other airports	-33.7
Highways	-8,599.0
Tubelines & Other Amey´s concessions	-1,679.7
PNT infrastructure projects (d)	***-29,484.6***
Total net debt (c+d)	***-31,270.9***

4.2. Gross capital expenditure

Jun-07	Total
Construction	17.2
Airports	0.0
Toll Roads & Car parks	74.2
Servicies	122.9
Other	1.8
Total	**216.1**

The main investments during the period were made in the Services division and more specifically the investment in Madrid Calle 30 and in Cintra, for investment in the SH-130 toll road in Texas, the M-203 and in Eurolink in Ireland.

ferrovial January - June 2007 results figures in EUR m

MOST IMPORTANT EVENTS

- ✓ **Disposal of 100% of the capital of Ferrovial Inmobiliaria to Promociones Habitat: Approval of the Spanish antitrust authorities (20 February)**

The Ferrovial group announces that the sale of 100% of the capital in its subsidiary Ferrovial Inmobiliaria to Promociones Habitat was completed on the agreed terms when the relevant approval of the Spanish antitrust authorities was received.
The payment amounted to EUR1,600m of which EUR160m had previously been distributed by the company in the form of a dividend, EUR40m had been received by way of a deposit on 28 December 2006 and EUR1,150m have been received to date. The balance of EUR250m remains as debt which is subordinated to Habitat's bank debt.
Ferrovial, through one of its subsidiaries, is committed to taking a 20% stake in Habitat with an investment of EUR125m through a future rights issue.
There are put and call options in two tranches on Ferrovial's stake in Habitat:
Tranche 1, which corresponds to 10% of the capital: Ferrovial has signed a two-year call option in favour of an investment company with links to the majority shareholder, at an exercise price based on the current market price, increasing by 10% in the first year and 12% in the second year.
Tranche 2, on the remaining 10%: there is a call option with an exercise period of one month after the end of the fifth year after Ferrovial effectively directly or indirectly acquires the shares at a price equivalent to the net asset value (NAV) of Habitat plus 5%, and a put option exercisable in the month after the exercise period of the call option, at an exercise price equivalent to NAV less 5%.

MAp exercises its call option on Ferrovial's stake in Sydney airport (27 February)

On 29 March, Ferrovial Infraestructuras signed an agreement with Macquarie Airports (MAp) by virtue of which both parties conceded conditional call and put options (the "options") on the stakes which *Ferrovial Aeropuertos, S.A.* - 100%-owned by *Ferrovial Infraestructuras* – owned in the companies which held the rights over Sydney airport.

MAp has exercised its call option on the stake held *by Ferrovial Aeropuertos* in the company which owned the rights to Sydney airport (20.9%), at an agreed price of AUD1,009m (around EUR607m), less the distributions made since 29 March 2006. The amount receivable by *Ferrovial Aeropuertos* thus amounts to AUD919m (approximately EUR552m).

- ✓ **Annual General Meeting (30 March)**

The Ferrovial group held t's shareholder's annual general meeting on 30 March, to approve the 2006 accounts and the distribution of EUR1.00 on account for 2006, which implied a supplementary dividend payment of EUR 0.66 on 16 May 2007.

- ✓ **Ferrovial announces the sale of Budapest airport for GBP1,309m (9 May)**

BAA reached an agreement to sell its stake in Budapest airport to Airport Holding Kft, a consortium led by Hochtief AirPort GmbH, for GBP1,309m. BAA acquired Budapest airport in December 2005 for BDP1,309m(*) (EUR1,924m); this deal was finalised after ADI's acquisition of BAA in 2006 and the decision of the new owners to focus on the seven airports which BAA owned in the UK.
The gross assets of Budapest airport which are included in the transaction were valued at GBP1,460m at end-December 2006, and the airport made operating profits of GBP33.6m in that financial year. The price paid of GBP1,309m comprises GBP1,020m in cash which will be used to retire debt, in accordance with ADI's financing terms. The remaining GBP289m will be paid in the form of loan notes maturing in June 2011. At the time of the disposal, approximately 77% of the notes will be sold at their nominal value or very close to it. BAA will keep the remaining notes and will sell them at a later date.
(*) *Enterprise value: GBP1,255m in cash plus GBP54m of debt taken on.*

ferrovial January - June 2007 results figures in EUR m

Principal infrastructure contract awards

✓ **Provisional award (5 February) and concession contract signed (1 June) for the Central Greece Toll motorway –the E65-, in Greece.**

The consortium including Cintra (with 33.34%) which was selected as "Provisional Contractor" on 5 February signed the concession contract for the construction and management of the Central Greece Toll Road (the E65). The concession has a life of 30 years, and the toll motorway is 231 km long. Cintra, in consortium with two other companies, each with 33.33%, will propose the appointment of the managing director of the concession company.

The toll motorway, which runs from north east to south east across the centre of Greece, connects the PATHE toll motorway (Patras-Athens-Thessalonika) and the Egnatia region and is divided into two sections. The first, 174km in length, will be construction by the concession company and the second section, of 57km, will be built by the government and later transferred to the concession company.

The construction work is estimated to take 66 months and could start towards the end of 2009, once the sections built by the administration have been transferred. Tariffs will be revised annually in line with inflation.

The investment amounts to EUR1,580.4m, which will be financed as follows:

- Subsidies of EUR500m;
- Non-recourse bank loans to the partners of EUR948.7m for a term of 26 years;
- Subordinated debt of EUR66.7m;
- The remaining capital (EUR65m) will be put up by the partners pro rata to their stakes in the consortium.

✓ **Concession contract signed for the M-3 toll road in Ireland (7 March)**

The Eurolink consortium, headed by Cintra (with 95%), has signed the concession contract for the construction and management of the M-3 toll motorway in Ireland.

The toll motorway is 50km long and runs from Clonee to the north of Kells to the northeast of Dublin, and the concession has a life of 45 years.

The total investment is expected to amount to EUR575m and will be financed as follows:

- A EUR266m non-recourse bank loan for a term of 19 years;
- Government funding during the construction phase of EUR246m;
- The remaining capital will be put up by the partners pro rata to their stakes in the consortium.

✓ **Formalisation of the concession contract for the construction and operation of segments five and six of the SH-130 toll road in Texas (USA) (26 March)**

The consortium led by Cintra (with 65%) and the State of Texas (USA), with the conditions precedent all satisfied, proceeded to the formal signature of the concession contract for the design, construction and operation of segments five and six of the SH-130 toll road.

✓ **Selection as preferred bidder (28 February) and decision of the Transport Commission (28 June) to award the NTTA a preferential right to negotiate the concession contract for the SH-121 toll road in Texas (USA).**

On 28 February, the consortium led by Cintra (with 85%) was selected as preferred bidder for the contract for the construction and operation of the SH-121 toll road in Texas.

Subsequently, on 28 June, the Transport Commission of the State of Texas (CTET) decided on a majority vote to award the North Texas Tollway Administration (NTTA) a preferential right to negotiate and award the contract for the design, construction and operation of the SH-121 toll road.

The CTET announced that the NTTA's offer has to comply with the requirements of the competition and is giving it the preferential right to sign the concession agreement within a maximum period of 60 days, as long as its offer is presented in terms of a formal commitment to the terms of the competition. Similarly, the payments proposed in NTTA's offer should be made within a maximum period of 45 days from the date of signature of the contract.

The decision does not, for the time being, annul the competition in which the consortium led by Cintra was declared "Apparent Best Value Proposer", which implies that if the NTTA is not able to adjust its offer to the terms of the formal commitment demanded by the competition at the outset, to sign the contract and make the payments within the required periods, negotiations with Cintra will be resumed.

ferrovial January - June 2007 results figures in EUR m

PRINCIPAL CONTRACT AWARDS DURING THE SECOND QUARTER

Construction

- ✓ Services, design and construction of SH-130, sections five and six, in Texas (USA).
- ✓ La Sagra, toll motorway, section II A-42 in Illescas – CM-4001 in Borox and Añover de Tajo, in Toledo.
- ✓ Construction project for a platform on the high-speed train line from Madrid-Zaragoza-Barcelona-French border. Section: Mollet del Vallés – Montornés del Vallés.
- ✓ Headquarters building for the local goverment in Mérida III Milenio. Mérida.
- ✓ A8 Cantábrico toll motorway, section: Lindín – Mondoñedo, Lugo.
- ✓ Project to expand the outer port in Ciutadella, Menorca.
- ✓ Execution of works related to improvements in water treatment by reverse osmosis at the ETAP at Sant Joan Despí (Barcelona).
- ✓ Construction of housing units, parking spaces and communal areas in sector 03 in Castellón.
- ✓ Construction of the new section of the AS-15: Cornellana – Puerto de Cerredo at the Rañadoiro pass, Asturias.
- ✓ Construction of 242 homes at Costa Esuri in Ayamonte, Huelva.
- ✓ Construction of the Edificio Ebrosa at PAU II-4 in Sanchinarro, Madrid.
- ✓ Additional and final works for the modernisation project for the Acequia Real del Júcar, Valencia.
- ✓ 163 collective housing units, commercial premises, garages and storage rooms in Sagunto, Valencia.
- ✓ Refurbishment of the water plants on the right bank of the Miño river between Puente Nuevo and Balneario in Ourense.
- ✓ 136 homes, commercial premises, parking spaces as part of Murcia's Plan Parcial CR6.
- ✓ Infrastructure construction for the air cargo logistics centre at the Francisco Sá Carneiro airport in Portugal.
- ✓ Works as part of the modified construction project for the port in Denia, Alicante.
- ✓ Construction of waste water treatment centre in Seixal, Portugal.
- ✓ 144 homes at Hadira Elvira, stage 1, in Atarfe (Granada).
- ✓ 122 homes, garages and interior urbanisation at Urbanización Barriomar, Murcia.
- ✓ Construction of the sewage system in the municipalities of Luquillo and Fajardo, Puerto Rico.
- ✓ Project and execution: collection for the urban area at Chipiona, Cádiz.
- ✓ Construction of the health centre La Garena, Summa 112 base and Primary Care Management in the health district of Alcalá de Henares.
- ✓ Construction of 130 homes, garages and storage rooms under official PGOU protection in Santander.

Infrastructure

- ✓ Management of onstreet parking regulated by ticket machines (XER), Vigo Town Hall.
- ✓ Management of timed parking services and removal, deposit and immobilisation of vehicles in the municipality of Baracaldo.
- ✓ Parking management at Tenerife airport.
- ✓ Parking services at La Coronación en Estella, Navarre.
- ✓ Management of onstreet parking regulated by ticket machines in Tossa de Mar.

Services

- ✓ Expansion of solid urban waste collection services, road cleaning and waste treatment for the Almanzora-Levante consortium.
- ✓ Cleaning and maintenance of municipal gardens and green spaces, Albox Town Hall.
- ✓ Project and execution of refurbishment of the park in Berruguete street, Colmenar Viejo, Madrid.
- ✓ Preventive and corrective maintenance services for Vodafone offices and shops in Spain and Portugal.
- ✓ Cleaning services for the administrative buildings for the Xunta de Galicia.
- ✓ Expansion of road cleaning services and urban waste collection in Baracaldo.
- ✓ Garden conservation and maintenance, as well as supply of plants, in Benalmádena.
- ✓ Solid urban waste collection service in Pinos Puente, Granada.
- ✓ Road cleaning service for the Town Hall at Noain, Valle de Elorz.
- ✓ Cleaning, disinfection and vermin control services at primary care centres in Madrid.
- ✓ Collection and management of municipal waste in Sant Pere de Vilamajor, Barcelona.
- ✓ Public road cleaning services in the municipality of Cobeña.
- ✓ Cleaning services in Area 1 specialised attention centres in Madrid.
- ✓ Cleaning services in the Les Botigues area of Sitges, Barcelona.
- ✓ Cleaning services in Euskotren, Bilbao.
- ✓ Maintenance and conservation services for green spaces in the municipality of Portugalete.
- ✓ Management of the separation and classification plant for light packaging in Legazpi and modification of installations.
- ✓ Expansion of road cleaning services, Portugalete Town Hall.
- ✓ Road services at the Villa Expo, Expoagua, Zaragoza.
- ✓ Maintenance of information services and ticket sales at Sants de Barcelona station.
- ✓ Collection and road cleaning contract for Monistrol de Montserrat, Barcelona.
- ✓ Information and customer services at Tarrogona railway station.
- ✓ Additional services for the municipal sports centre in La Coruña.

ferrovial January - June 2007 results figures in EUR m

Investor Relations Department

Address:	Príncipe de Vergara 135
	28002 Madrid
Tel No:	+34 91 586 28 26
	+34 91 586 27 60
	+34 91 586 27 81
Fax:	+34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**

J I:

GENERAL	VERSION 5.1.3

Security reference

INFORMATION ABOUT:
PERIOD First half **Year** 2007

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

		Parent company	Consolidated
I. Identification details of issuer	**0010**	X	
II. Change in consolidated group	**0020**		X
III. Basis of presentation and valuation standards	**0030**	X	X
IV. Balance sheet (*)	**0040**	X	X
V. Income statement (*)	**0050**	X	X
VI. Comparative consolidated balance sheet	**0060**		
VII. Breakdown of net revenue by activity	**0070**	X	X
VIII. Number of employees	**0080**	X	X
IX. Business performance	**0090**	X	X
X. Issues, redemptions and cancellation of debt securities	**0100**	X	X
XI. Dividends distributed	**0110**	X	
XII. Significant events	**0120**	X	X
XIII. Annex explaining significant events	**0130**	X	X
XIV. Related-party transactions	**0140**	X	X
XV. Special auditors' report	**0150**		

(*) The consolidated balance sheet and income statement are completed according to current legislation.

II. CHANGES IN THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (1)
The changes in the scope of consolidation in the first half of this year were mainly as follows:

Airports business:

In February 2007, Ferrovial Aeropuertos, S.A. sold its stake in the company owning the rights to Sydney Airport (20.9% of the latter's capital). As a result of that transaction, Grupo Ferrovial obtained 474.8 million euro in capital gains through that subsidiary.

Toll road business:

The company SH-130 Concession Company LLC was incorporated, in which Grupo Ferrovial subsidiary Cintra S.A. has a 65% stake. That company will manage the project awarded to the aforementioned subsidiary to operate a toll road in Texas (USA); the project represents an investment of approximately 1.3 billion US dollars.

The company Eurolink Motorway Operation (M3) Ltd. was incorporated; Cintra, S.A. has a 95% stake. That company will manage the M3 toll road in Ireland.

III. BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

To draft the financial information regarding January-June 2006 and 2007 for this report, the same accounting principles, criteria and policies were applied as in the latest financial statements that were approved, i.e. those for 2006.

These criteria are those provided in the accounting regulations applicable to the company:

Spanish GAAP (Spanish General Accounting Plan), for the parent company information.
International Financial Reporting Standards adopted by the European Union, for the consolidated information.

Effective 2007, the Company has revised its method for estimating the use of the economic benefits from assets under toll road concession contracts for the purposes of depreciation; whereas it previously applied straight-line depreciation, it now applies an increasing method based on estimates of traffic over the concession period. This change of approach is classified as a change in an accounting estimate under paragraph 25 of IAS 8 and, therefore, must be recognised prospectively in 2007 and subsequent years, without modifying the information for previous years.

In the first half of 2007, the change in approach reduced depreciation by 40.0 million euro and increased net income attributable to the majority shareholders by 10.6 million euro.

IV. PARENT COMPANY BALANCE SHEET

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200	0	0
I.	Start-up expenses	0210	0	0
II.	Intangible assets	0220	333	555
II.1.	Rights on leased assets	0221	333	555
II.2.	Other intangible assets	0222	0	0
III.	Tangible fixed assets	0230	10,817	8,037
IV.	Long-term financial investments	0240	3,620,715	2,122,454
V.	Own shares held for the long term	0250	0	1,546
VI.	Long-term trade receivables	0255	0	0
B)	FIXED ASSETS (2)	0260	3,631,865	2,132,592
C)	DEFERRED CHARGES (3)	0280	1	10
I.	Due from shareholders for called capital	0290		
II.	Inventories	0300	1,103	522
III.	Accounts receivable	0310	52,888	90,928
IV.	Short-term financial investments	0320	1,512,863	1,446,077
V.	Own shares held for the short term	0330	0	0
VI.	Cash	0340	1,822	834
VII.	Accrual adjustments	0350	1,154	1,094
D)	CURRENT ASSETS	0360	1,569,830	1,539,455
	TOTAL ASSETS (A + B + C + D)	0370	5,201,696	3,672,057

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	0500	140,265	140,265
II.	Reserves	0510	2,206,772	886,828
III.	Prior years' results	0520	0	0
IV.	Period results	0530	184,387	163,465
V.	Interim dividends paid in the year	0550	0	0
A)	SHAREHOLDERS' EQUITY	0560	2,531,424	1,190,558
B)	DEFERRED REVENUES (4)	0590	0	0
C)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	4,818	12,168
I.	Issue of bonds and other marketable securities	0610	0	0
II.	Payable to credit institutions	0615	593,897	800,980
III.	Payable to group and associated companies	0620	107,798	0
IV.	Long-term trade payables	0625	0	0
V.	Other long-term payables	0630	69,141	52,937
D)	LONG-TERM DEBT	0640	770,836	853,917
I.	Issue of bonds and other marketable securities	0650	0	0
II.	Payable to credit institutions	0655	104,056	152,558
III.	Payable to group and associated companies	0660	1,583,699	1,431,496
IV.	Trade payables	0665	11,759	6,062
V.	Other short-term payables	0670	194,635	24,800
VI.	Accrual adjustments	0680	0	0
E)	CURRENT LIABILITIES (5)	0690	1,894,149	1,614,916
F)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	469	498
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	5,201,696	3,672,057

V. PARENT COMPANY INCOME STATEMENT

(thousand euro)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	Net revenues (6)	**0800**	36,683	100.00%	30,716	100.00%
+	Other revenues (7)	**0810**	56	0.15%	54	0.18%
+/-	Change in finished product and product-in-process inventories	**0820**	0	0.00%	0	0.00%
=	**TOTAL PRODUCTION VALUE**	**0830**	**36,739**	100.15%	**30,770**	100.18%
-	Net purchases	**0840**	-804	-2.19%	-807	-2.63%
+/-	Change in merchandise, raw material and other consumable inventories	**0850**	0	0.00%	0	0.00%
-	External and operating expenses (8)	**0860**	-18,369	-50.07%	-14,471	-47.11%
=	**ADJUSTED ADDED VALUE**	**0870**	**17,566**	47.89%	**15,492**	50.44%
+/-	Other expenses and revenues (9)	**0880**	0	0.00%	0	0.00%
-	Personnel expenses	**0890**	-16,810	-45.83%	-15,871	-51.67%
=	**GROSS OPERATING PROFIT**	**0900**	**756**	2.06%	**-379**	-1.23%
-	Depreciation and amortization	**0910**	-954	-2.60%	-638	-2.08%
-	Reversion Fund provision	**0915**	0	0.00%	0	0.00%
+/-	Change in working capital provisions (10)	**0920**	0	0.00%	-3,886	-12.65%
=	**NET OPERATING PROFIT**	**0930**	**-198**	-0.54%	**-4,903**	-15.96%
+	Financial revenues	**0940**	233,925	637.69%	195,940	637.91%
-	Financial expenses	**0950**	-53,577	-146.05%	-30,051	-97.84%
+	Capitalised interest and exchange differences	**0960**	0	0.00%	0	0.00%
+/-	Amortisation and financial provisions (11)	**0970**	3,803	10.37%	0	0.00%
=	**PROFIT ON ORDINARY ACTIVITIES**	**1020**	**183,953**	501.47%	**160,986**	524.11%
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	**1021**	0	0.00%	0	0.00%
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	**1023**	0	0.00%	0	0.00%
+/-	Results from transactions with own shares and bonds (14)	**1025**	-169	-0.46%	0	0.00%
+/-	Prior years' results (15)	**1026**	0	0.00%	0	0.00%
+/-	Other extraordinary items (16)	**1030**	0	0.00%	-59	-0.19%
=	**PROFIT BEFORE TAXES**	**1040**	**183,784**	501.01%	**160,927**	523.92%
+/-	Corporate income taxes	**1042**	603	1.64%	2,538	8.26%
=	**PERIOD PROFIT**	**1044**	**184,387**	502.65%	**163,465**	532.18%

IV. CONSOLIDATED GROUP BALANCE SHEET (SPANISH GAAP)

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I.	Start-up expenses	1210		
II.	Intangible assets	1220		
II.1.	Rights on leased assets	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Long-term financial investments	1240		
V.	Controlling company shares held for the long term	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL IN CONSOLIDATION (3)	1270		
D)	DEFERRED CHARGES (4)	1280		
I.	Due from shareholders for called capital	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Controlling company shares held for the short term	1330		
VI.	Cash	1340		
VII.	Accrual adjustments	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	1500		
II.	Reserves at controlling company	1510		
III.	Reserves at consolidated companies (17)	1520		
IV.	Translation differences (18)	1530		
V.	Results attributed to controlling company	1540		
VI.	Interim dividends paid in the year	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580		
D)	DEFERRED REVENUES (3)	1590		
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600		
I.	Issue of bonds and other marketable securities	1610		
II.	Payable to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term payables	1630		
F)	LONG-TERM DEBT	1640		
I.	Issue of bonds and other marketable securities	1650		
II.	Payable to credit institutions	1655		
III.	Trade payables	1665		
IV.	Other short-term payables	1670		
V.	Accrual adjustments	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. CONSOLIDATED GROUP INCOME STATEMENT (SPANISH GAAP)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	1800				
+	Other revenues (7)	1810				
+/-	Change in finished product and product-in-process inventories	1820				
=	TOTAL PRODUCTION VALUE	1830				
-	Net purchases	1840				
+/-	Change in merchandise, raw material and other consumable inventories	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED ADDED VALUE	1870				
+/-	Other expenses and revenues (9)	1880				
-	Personnel expenses	1890				
=	GROSS OPERATING PROFIT	1900				
-	Depreciation and amortization	1910				
-	Reversion Fund provision	1915				
+/-	Change in working capital provisions (10)	1920				
=	NET OPERATING PROFIT	1930				
+	Financial revenues	1940				
-	Financial expenses	1950				
+	Capitalized interest and exchange differences	1960				
+/-	Amortization and financial provisions (11)	1970				
+/-	Translation differences (19)	1980				
+/-	Results at equity-accounted affiliates	1990				
-	Amortization of goodwill in consolidation	2000				
+	Reversal of negative differences in consolidation	2010				
=	PROFIT ON ORDINARY ACTIVITIES	2020				
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	2021				
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	2023				
+/-	Results from transactions with own shares and bonds (14)	2025				
+/-	Prior years' results (15)	2026				
+/-	Other extraordinary items (16)	2030				
=	PROFIT BEFORE TAXES	2040				
+/-	Corporate income tax	2042				
=	PERIOD PROFIT	2044				
+/-	Profit attributed to minority interests	2050				
=	PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET (UNDER THE ADOPTED IFRS)

			Current year	Previous year
I.	Property, plant & equipment	4000	769,557	698,643
II.	Investment properties	4010	1,005	0
III.	Goodwill	4020	8,345,586	2,035,650
IV.	Other intangible assets	4030	165,662	142,455
V.	Non-current financial assets	4040	2,252,034	4,348,116
VI.	Investments accounted for using the equity method	4050	93,837	170,862
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,132,457	508,712
IX.	Other non-current assets	4080	32,808,095	8,809,945
A)	NON-CURRENT ASSETS	4090	45,568,233	16,714,383
I.	Biological assets	4100	0	0
II.	Inventories	4110	472,098	1,967,656
III.	Trade and other receivables	4120	4,585,069	3,405,286
IV.	Other current financial assets	4140	0	0
V.	Current income tax assets	4150	197,281	253,393
VI.	Other current assets	4160	73,100	371,088
VII.	Cash & cash equivalents	4170	4,699,700	1,708,768
	Subtotal current assets	4180	10,027,248	7,706,191
VIII.	Non-current assets held for sale and discontinued operations	4190	714,603	0
B)	CURRENT ASSETS	4195	10,741,851	7,706,191
	TOTAL ASSETS (A + B)	4200	56,310,084	24,420,574

	LIABILITIES AND EQUITY		Current year	Previous year
I.	Capital	4210	140,115	140,265
II.	Other reserves (20)	4220	3,229,746	1,921,470
III.	Retained earnings (21)	4230	755,992	237,292
IV.	Other equity instruments	4235	0	0
V.	Minus: Treasury shares	4240	-18,274	-3,391
VI.	Foreign exchange gains	4250	-17,715	-52,140
VII.	Other measurement adjustments	4260	281,376	44,747
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	0
IX.	Minus: Interim dividends	4270	0	0
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	4,371,240	2,288,243
X.	Minority interest	4290	3,332,072	836,871
A)	EQUITY	4300	7,703,312	3,125,114
I.	Issue of bonds and other marketable securities	4310	12,743,949	6,169,972
II.	Payable to credit institutions	4320	21,576,927	6,767,055
III.	Other financial payables	4330	505	27,028
IV.	Deferred tax liabilities	4340	3,927,296	418,423
V.	Provisions	4350	746,636	354,270
VI.	Other non-current liabilities (22)	4360	833,516	879,032
B)	NON-CURRENT LIABILITIES	4370	39,828,829	14,615,780
I.	Issue of bonds and other marketable securities	4380	832,031	184,701
II.	Payable to credit institutions	4390	1,071,880	924,106
III.	Trade and other payables	4400	5,653,631	4,825,189
IV.	Other financial liabilities	4410	0	0
V.	Provisions	4420	404,643	332,858
VI.	Current income tax liabilities	4430	497,684	358,383
VII.	Other current liabilities	4440	31,936	54,443
	Subtotal current liabilities	4450	8,491,805	6,679,680
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	286,138	0
C)	CURRENT LIABILITIES	4470	8,777,943	6,679,680
	TOTAL LIABILITIES AND EQUITY (A + B + C)	4480	56,310,084	24,420,574

V. CONSOLIDATED GROUP INCOME STATEMENT (UNDER THE ADOPTED IFRS)

(thousand euro)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	**Net revenue**	**4500**	7,099,776	100.00%	5,245,678	100.00%
+	**Other revenue**	**4510**	24,787	0.35%	16,155	0.31%
+/-	**Changes in inventories of finished goods and work in progress**	**4520**	37,821	0.53%	105,286	2.01%
-	**Cost of sales**	**4530**	-2,741,949	-38.62%	-2,705,412	-51.57%
-	**Staff costs**	**4540**	-1,907,030	-26.86%	-1,322,306	-25.21%
-	**Depreciation & amortisation**	**4550**	-550,244	-7.75%	-204,243	-3.89%
-	**Other expenses**	**4560**	-1,046,411	-14.74%	-612,135	-11.67%
=	**OPERATING PROFIT/LOSS**	**4570**	**916,750**	12.91%	**523,023**	9.97%
+	**Interest revenue**	**4580**	153,187	2.16%	109,155	2.08%
-	**Finance costs**	**4590**	-1,180,505	-16.63%	-348,203	-6.64%
+/-	**Net exchange differences**	**4600**	1,841	0.03%	-2,865	-0.05%
+/-	**Net gains/losses on financial instruments at fair value**	**4610**	122,391	1.72%	4,499	0.09%
+/-	**Net gains/losses on non-financial assets at fair value**	**4620**	0	0.00%	0	0.00%
+/-	**Net gains/losses on impairment/release of impairment of assets**	**4630**	-296	0.00%	74	0.00%
+/-	**Share of results from associated companies and joint ventures accounted for by the equity method**	**4640**	6,862	0.10%	13,102	0.25%
+/-	**Net gains/losses on the disposal of non-current assets or measurement of non-current assets held for sale not included in discontinued operations**	**4650**	0	0.00%	0	0.00%
+/-	**Other net gains/losses**	**4660**	645,847	9.10%	29,420	0.56%
=	**PROFIT/LOSS BEFORE TAXES FOR CONTINUED OPERATIONS**	**4680**	**666,077**	9.38%	**328,205**	6.26%
+/-	**Income tax expense**	**4690**	176,165	2.48%	-99,118	-1.89%
=	**PROFIT/LOSS FOR CONTINUED OPERATIONS**	**4700**	**842,242**	11.86%	**229,087**	4.37%
+/-	**Net profit/loss after taxes for discontinued operations (23)**	**4710**	0	0.00%	0	0.00%
=	**PROFIT/LOSS FOR THE PERIOD**	**4720**	**842,242**	11.86%	**229,087**	4.37%
+/-	**Minority interest**	**4730**	-86,250	-1.21%	8,205	0.16%
=	**PROFIT/LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT**	**4740**	**755,992**	10.65%	**237,292**	4.52%

VI. CONSOLIDATED BALANCE SHEET COMPARING SPANISH GAAP AND THE ADOPTED IFRS

(thousand euro)

	ASSETS		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Start-up expenses	5000		
II.	Property, plant & equipment	5010		
III.	Investment properties	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Shares in the parent held for the long term	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED CHARGES	5090		
I.	Inventories	5100		
II.	Trade and other receivables	5110		
III.	Other current financial assets	5120		
IV.	Shares in the parent held for the short term	5130		
V.	Other current assets	5140		
VI.	Cash & cash equivalents	5150		
	Subtotal	5160		
VII.	Non-current assets available for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: Adjustment against reserves due to transition to IFRS (*)	5210		
III.	Other equity instruments	5215		
IV.	Minus: Treasury shares	5220		
V.	Other measurement adjustments	5230		
VI.	Profit/loss for the year	5240		
VII.	Minus: Interim dividends	5250		
A)	SHAREHOLDERS' EQUITY (SPANISH GAAP)/EQUITY ATTRIBUTED TO EQUITY HOLDERS OF THE PARENT (IFRS)	5260		
B)	MINORITY INTEREST	5270		
	TOTAL EQUITY UNDER IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED REVENUE	5300		
I.	Issue of bonds and other marketable securities	5310		
II.	Payable to credit institutions	5320		
IV.	Provisions	5330		
V.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issue of bonds and other marketable securities	5360		
II.	Payable to credit institutions	5370		
III.	Trade and other payables	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets available for sale and discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Information line only. Figures should not be counted in the calculation of "Equity under IFRS".

VII. BREAKDOWN OF NET REVENUE BY ACTIVITY

(thousand euro)

ACTIVITY		PARENT COMPANY		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
Construction	**2100**	184	61	2,514,916	2,430,742
Infrastructure	**2105**			481,878	389,326
Real Estate	**2110**			1,872,695	30,387
Services	**2115**			10,603	435,784
Other	**2120**			2,255,618	2,056,314
	2125	36,499	30,655	-35,934	-96,875
	2130				
	2135				
	2140				
Completed construction pending certification (*)	**2145**				
Total net revenue	**2150**	**36,683**	**30,716**	**7,099,776**	**5,245,678**
Spanish market	**2160**	36,683	30,716	2,608,954	2,695,275
Exports to: European Union	**2170**			3,588,453	1,487,762
OECD countries	**2173**			685,088	870,415
Other countries	**2175**			217,281	192,226

(*) To be completed only by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

ACTIVITY		PARENT COMPANY		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
Total employees	**3000**	270	240	99,705	79,781

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions to complete this half-yearly information, the information to be included in this section must state the following items: revenue and the costs associated with that revenue; composition and analysis of the main transactions that generated any extraordinary items; comments on significant investments and divestments, explaining their effect on the company's working capital, especially cash flow; and sufficient explanation of the nature and effect of any items that led to a significant change in company revenue or profit in the current period with respect to those reported in the previous period. Companies that file the group's consolidated balance sheets and income statements under the adopted IFRS must provide detailed information on transactions that have had a significant impact on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, measurement of assets and liabilities at fair value, including derivatives and hedges, exchange differences, provisions, business combinations, "discontinued" operations or other transactions with a significant effect, and provide a description of material changes in "non-current assets held for sale and discontinued operations" and related liabilities, significant changes in the risk assumed and operations undertaken to mitigate it, and subsequent events which, though significant, have not been reflected in the financial information presented. Companies must clearly distinguish between comments on consolidated financial statements and, where appropriate, on parent company financial statements).

PDF attached.

Below is a detailed disclosure of the information on Completed Work Pending Certification that is requested in section VII. relating to the distribution of net revenues by business.

	CONSOLIDATED (thousand euro)	
	Current year	Previous year
Completed Work Pending Certification	556,842	503,088

X.1. ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBT SECURITIES

(In this section, report itemised details of each issue, redemption or cancellation of debt securities undertaken since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, providing the information in the tables below for each issue, redemption or cancellation. That information must be provided separately, distinguishing between issues, redemptions and cancellations which, in connection with the issuance or placement of the securities, required the registration of a prospectus with a Competent Authority (24) of a European Union Member State and those which did not. In the case of issues, redemptions and cancellations by associated companies or any company other than the parent company, dependent companies or multigroup companies, only include such information insofar as the issue or cancellation is guaranteed, fully or partly, by the parent company or by any dependent or multigroup company. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

Issuance, redemption or cancellation of debt securities whose issuance or placement required the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

Issuance, redemption or cancellation of debt securities whose issuance or placement did not require the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)
Tube Lines PLC	Dependent	UNITED KINGDOM	Issues	n/a	A1 Notes	31/03/07	47,501	5.54	31-03-31	Irish Stock Exchange	AA	Secured by assets of Tube Lines PLC
Tube Lines PLC	Dependent	UNITED KINGDOM	Reimbursements	n/a	C Notes	31/03/07	,017	8.68	31-03-31	Irish Stock Exchange	BBB	Secured by assets of Tube Lines PLC
407 International Inc.	Dependent	CANADA	Issues	35085ZAA4	Subordinated bond, Series 07-D1, floating rate	25/05/07	208,855,472	4.76	Bullet. 28-05-08	Canadian	BBB	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Issues	35085ZAN6	Senior bond, Series 07-A1, floating rate	25/05/07	52,213,868	4.69	Bullet. 28-05-08	Canadian	A	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Cancellations	350863A73	Subordinated bond, Series 00-C1, fixed rate	15/06/07	0	0.00	-	-	-	

X.2. ISSUES BY THIRD PARTIES COLLATERALISED BY THE GROUP

(In this section, report itemised details of each issue, redemption or cancellation of debt securities collateralised since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, other than issues or placements disclosed in section X.1 above, providing the information in the table below for each issue or placement. If the collateral was provided by an associated company or any consolidated company other than the parent company, dependent companies or multigroup companies, only include such information if the guarantee might have a material (32) impact on the consolidated financial statements. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity Within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

XI. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**	66.0	0.66	92,575
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
See Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

				YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)		**3200**	X	
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)		**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)		**3220**	X	
4.	Increase and decrease in share capital or securities value		**3230**		X
5.	Issuance, redemption or cancellation of debt securities		**3240**		X
6.	Change in Directors or Board of Directors		**3250**	X	
7.	Amendments to the Company Bylaws		**3260**	X	
8.	Change of corporate form, mergers or demergers		**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group		**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group		**3290**		X
11.	Bankruptcy, protection from creditors, etc.		**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares		**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)		**3330**		X
14.	Other significant events		**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRBV.

Additional information about distributed dividends (interim, supplementary, etc.)

On 28 October 2006, an interim dividend of 0.34 euro per share out of 2006 income was declared. This dividend, which amounted to 47,690,012.62 euro, excluding own shares at the time of payment, was paid on 15 November 2006.

On 30 March 2007, the Shareholders' Meeting of Grupo Ferrovial, S.A. approved a supplementary dividend of 0.66 euro per share (92,574,730.38 euro) out of 2006 income, excluding own shares at the date of the Shareholders' Meeting. That dividend was paid on 16 May.

Consequently, a total dividend of 1 euro per share has been distributed out of 2006 income.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plan for employees and executives

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the status of executive or head of department or equivalent, comprising the payment of part of the 2006 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan was implemented, in practically identical terms, for the 2004 and 2005 remuneration, as disclosed to the CNMV.

Completion of the sale of 100% of the subsidiary Ferrovial Inmobiliaria

2. The sale of 100% of Ferrovial Inmobiliaria, S.A. to Promociones Habitat, S.A. was completed in the agreed terms after authorisation had been obtained from the Spanish competition authorities. The deal included a commitment by Ferrovial to acquire 20% of Habitat, which holding is subject to a number of call and put options in the terms that were announced in the corresponding regulatory disclosure.

Annual corporate governance report

3. On 23 February, the Board of Directors approved the company's 2006 annual corporate governance report.

Sale of Sydney airport:

4. Macquarie Airports exercised its call option on the stake that Ferrovial Aeropuertos S.A., a subsidiary of Ferrovial Infraestructuras S.A., which is in turn a subsidiary of Grupo Ferrovial S.A., owned in the company owning the rights to Sydney Airport, which amounted to 20.9% of capital.

Shareholders' Meeting

5. On 30 March, the Shareholders' Meeting approved, among others, the following resolutions:

• Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2006.

• Allocation of 2006 income, including the distribution of a dividend of 1 euro per share, which, net of the interim dividend already paid, entails the payment of 66 euro cent per share, payable on 16 May 2007.

• Discharge of the Board of Directors from liability for 2006.

• Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo.

• Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated group for 2007.

• Amendment of the Bylaws, specifically of article 22 in connection with the composition of the Board of Directors and article 23 in connection with the classes of directors.

• Amendment of the Preamble and articles 5 and 22 of the Shareholders' Meeting Regulation, the latter two in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively.

• Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of up to 12,000 euro their variable remuneration in the form of shares

of the Company.

Sale of Budapest airport.

6. BAA Plc, a subsidiary of Ferrovial Infraestructuras S.A., both subsidiaries of Grupo Ferrovial S.A., reached an agreement to sell, to a consortium led by Hochtief Airport GmbH, BAA's entire stake in the ordinary capital of Ferihegy airport in Budapest, namely 75% less one (1) share, for an enterprise value (price plus debt) 1.309 billion pounds sterling (equivalent to 1.924 billion euro).

Remuneration plans for BAA executives

7. The Board of Directors approved two remuneration plans for BAA executives that do not report to the Board of Directors of Grupo Ferrovial, S.A. or its delegated bodies, consisting of (1) a Stock Option Plan on shares of Grupo Ferrovial, S.A.; and (2) a Deferred Annual Bonus consisting of the voluntary investment by the executive of a percentage of his/her variable remuneration in shares of Grupo Ferrovial, S.A.; the shares will be delivered to the executive three years later with a number of additional shares which will depend on the attainment of targets. The features of the plan are practically identical to those of the plans disclosed to the CNMV on 3 November 2006.

Changes in the composition of the Board of Directors of Grupo Ferrovial

8. The Board of Directors accepted the resignation of Mr. Fernando del Pino y Calvo-Sotelo as a director of Grupo Ferrovial, S.A.

This information was disclosed on 30 January; 20, 26 and 27 February; 30 March; 9 May; and 4 and 29 June 2007.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information included in this section must be in accordance with Order EHA/3050/2004, dated 15 September, on information about related-party transactions (35) that must be supplied by companies that issue securities listed on official secondary markets, based on the instructions for completing this half-year report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS (36)

Code (37)	Description of transaction (37)	Aggregate/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Services provided	Itemised information	Current	1,411	129	Short	-
010	Services received	Itemised information	Current	-89	0	Short	-

Other factors (43)

In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
001	Acquisition of goods (finished or otherwise)	Itemised information	Current	-275	0	Short	-
009	Services provided	Itemised information	Current	22,791	20,672	Short	-
009	Services provided	Itemised information	Previous	30	0	Short	-
010	Services received	Itemised information	Current	-2,190	0	Short	-
016	Finance agreements: loans	Itemised information	Current	-507,300	0	Short	-
018	Finance agreements: other (specify)	Itemised information	Current	-103,500	0	Short	-
019	Interest paid	Itemised information	Current	3,211	3,211	Short	-
020	Interest charged	Itemised information	Current	-4,669	0	Short	-
024	Guarantees and bonds	Itemised information	Current	-292,800	0	Short	-
026	Compensation	Aggregated information	Current	-2,709	0	Short	-
026	Compensation	Aggregated information	Previous	-5,737	0	Short	-
028	Pension plan contributions and life insurance	Aggregated information	Current	-20	0	Short	-
029	Benefits to be offset with own financial instruments (stock option plans, convertible bonds, etc.)	Aggregated information	Current	-2,258	0	Short	-

Other factors (43)

The transactions that were made in 2007 with Directors and Senior Management of the Company are listed in the table. Also disclosed here are transactions entered into with certain entities, as required by Section Two of Economy Ministry Order EHA/3050/2004, since certain of the Company's directors are, or were at some time during the reporting period, members of the Boards of Directors of those companies.

In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

In paid commissions and interest, the full amount of the transaction is considered to be a profit since there are no directly-assigned costs.

The related-party transactions involving the provision of services in the current year include the total amount of transactions collected in 2007, regardless of the fact that, in some cases, part the income on them was recognised in the current year and part in previous years.

All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

The remuneration amounts include aggregate data for the Board of Directors and senior management. The information for senior management includes only remuneration accrued and/or collected since the date they attained that status. In addition to the information disclosed, at the end of the reporting period, loans amounting to 256 thousand euro to senior executives were outstanding.

In the period, 1.854 million euro were contributed to the group savings insurance, of which the company is the policyholder and beneficiary, that was arranged to cover deferred remuneration recognised for seven senior executives, comprising extraordinary remuneration that will only be paid when certain circumstances arise, the details of which were already disclosed in the corporate governance report and financial statements for 2006.

3. TRANSACTIONS BETWEEN PERSONS AND COMPANIES BELONGING TO THE GROUP (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Services provided	Aggregated information	Current	109,945	9,654	Short	-

Other factors (43)

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

The balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation because those transactions are treated, at consolidated level, as construction contracts performed for third parties since the final owner of the work performed, from both an economic and legal standpoint, is the granting administration.

In the reporting period, Grupo Ferrovial's construction division billed those companies for the work performed, and for advances related to that work, a total of 114.954 million euro and recognised 109.945 million euro as revenue for that work.

In the first half of 2007, the profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 9.654 million euro, net of taxes and minority interests.

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)

Other factors (43)

XV. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

END